mk

[redacted]

13012628

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section
FEB 28 2013
Washington DC
402

SEC FILE NUMBER
8-48997

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kerlin Capital Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

555 South Flower Street, Suite 3250,
(No. and Street)

Los Angeles (City) CA (State) 90071 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William K. Doyle 213-627-3300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lucas, Horsfall, Murphy & Pindroh, LLP
(Name – *if individual, state last, first, middle name*)

100 East Corson St. (Address), Pasadena (City) CA (State) 91103 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DO
3/9/13

OATH OR AFFIRMATION

I, William K. Doyle, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kerlin Capital Group, LLC, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

—

[signature]
Signature

Managing Partner
Title

Muthiah Nachiappan
Notary Public
Notary Public

Please see attached
CA Notarial Certificate
for Notarization.

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JURAT

State of California

County of Los Angeles

Subscribed and sworn to (or affirmed) before me, on this 27th day of February 2013, by **William K. Doyle** proved to me on the basis of satisfactory evidence to be the person who appeared before me.

Signature ______________________
Muthiah Nachiappan
Notary Public

MUTHIAH NACHIAPPAN
COMM. # 2004000
NOTARY PUBLIC-CALIFORNIA
LOS ANGELES COUNTY
MY COMM. EXP. JAN. 13, 2017

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: Oath or Affirmation

Document Date 2/27/13 Number of Pages: 2

Signer(s) Other Than Named Above: None

Capacity(ies) Claimed by Signer

Signer's Name: **William K. Doyle**

- ☐ Individual
- ☑ Corporate Officer – Title(s): Managing Partner
- ☐ Partner – Limited General
- ☐ Attorney in Fact
- ☐ Trustee
- ☐ Guardian or Conservator
- ☐ Other: ______

RIGHT THUMBPRINT OF

Signer Is Representing: Kerlin Capital Group,. LLC. .

Kerlin Capital Group, LLC

Financial Statements

December 31, 2012

(with Independent Auditors' Report Thereon)

Kerlin Capital Group, LLC

INDEX TO FINANCIAL STATEMENTS

LHMP Lucas, Horsfall, Murphy & Pindroh, LLP
Certified Public Accountants and Business Advisors

INDEPENDENT AUDITORS' REPORT

To the Members'
Kerlin Capital Group, LLC

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Kerlin Capital Group, LLC (a California Limited Liability Company) as of December 31, 2012, and the related statements of operations, members' equity, and cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsiblity for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a reasonable basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kerlin Capital Group, LLC as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The Supplementary Schedule I on pages 10-11 are presented for purposes of additional analysis and are not a required part of the financial statements, but as supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audits of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Lucas, Horsfall, Murphy & Pindroh, LLP

Pasadena, California
February 14, 2013

Kerlin Capital Group, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2012

ASSETS

CURRENT ASSETS	
Cash	$ 60,310
Prepaid expenses	1,851
TOTAL CURRENT ASSETS	62,161
PROPERTY AND EQUIPMENT	
Computer equipment	13,998
Office furniture and equipment	83,130
Automobile	60,107
Less accumulated depreciation and amortization	(108,424)
Property & Equipment, net	48,811
OTHER ASSETS	
Deposits	6,512
Investment in private company, note 1	50,000
TOTAL ASSETS	$ 167,484

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES	
Accounts Payable and Accrued Expenses	7,506
TOTAL CURRENT LIABILITIES	7,506
COMMITMENTS AND CONTINGENCIES, note 2	
MEMBERS' EQUITY	
Members Equity/Partners Capital	159,978
TOTAL MEMBERS' EQUITY	159,978
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 167,484

See Independent Auditor's Report
The accompanying notes are an integral part of this statement.

Kerlin Capital Group, LLC
STATEMENT OF OPERATIONS
For Year Ended December 31, 2012

Revenue	
Closing transaction fees	$ 994,419
Advisory fees	402,742
Retainer fees	102,115
Total Revenue	1,499,276
Expenses	
Occupancy	40,990
Professional fees	40,961
Other operating expenses	40,878
Travel and entertainment	37,098
Depreciation and amortization	18,981
Communications and data processing	10,415
Taxes	5,443
Parking	4,598
Interest and bank charges	726
Total Expenses	200,090
Other income	
Realized gain on sale of assets	7,272
Reimbursed expenses	4,640
Total other income	11,912
Net Income	$ 1,311,098

See Independent Auditor's Report
The accompanying notes are an integral part of this statement.

Kerlin Capital Group, LLC
STATEMENT OF MEMBERS' EQUITY
For the Year Ended December 31, 2012

Balance at January 1, 2012	$	143,880
Net Income		1,311,098
Distributions to members		(1,295,000)
Balance at December 31, 2012	$	159,978

See Independent Auditor's Report
The accompanying notes are an integral part of this statement.

Kerlin Capital Group, LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2012

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$ 1,311,098
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	18,981
(Gain) loss on sale of assets	(7,272)
Change in liabilities - increase (decrease):	
Accounts payable and accrued expenses	3,435
Net Cash Provided by Operating Activities	1,326,242
CASH FLOW FROM INVESTING ACTIVITIES	
Proceeds from sale of equipment	22,796
Purchase of equipment	(61,939)
Net Cash Used in Investing Activities	(39,143)
CASH FLOW FROM FINANCING ACTIVITIES	
Distributions to members	(1,295,000)
Net Cash Used in Financing Activities	(1,295,000)
NET DECREASE IN CASH DURING THE YEAR	(7,901)
CASH, BEGINNING OF PERIOD	68,211
CASH, END OF PERIOD	$ 60,310

See Independent Auditor's Report
The accompanying notes are an integral part of this statement.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Kerlin Capital Group, LLC (the Company) is a "mergers and acquisitions type" FINRA broker/ dealer that provides investment banking services to corporate clients within the United States. The Company has no subsidiaries. The Company does no underwriting, carries no customer accounts, and has no inventory of marketable securities.

The Company has only one class of members with all rights and privileges of voting, contribution and distribution. Members have limited liability, to the extent of their agreed capital contributions.

Property and Equipment

Property and equipment are stated at cost. Depreciation and amortization are computed over the estimated lives of the assets, three to seven years, using accelerated methods, except for leasehold improvements, which are amortized over the term of the lease, under the straight line method. The automobile is also depreciated under the straight-line method, assuming a seven year life.

Accounts Receivable

Accounts receivable are customer obligations due under normal trade terms. The Company performs continuing credit evaluations of its customers' financial condition. Management reviews accounts receivable on a regular basis, based on contracted terms and how recently payments have been received, to determine if any such amounts will potentially be uncollected. The Company includes any balances that are determined to be uncollectible in its allowance for doubtful accounts. After all attempts to collect a receivable have failed, the receivable is written off. There were no accounts receivable at December 31, 2012.

Income Taxes

The Company is organized as a limited liability company. The Company is not liable for federal income tax, but is annually liable for a minimum state franchise tax of $800 plus an annual fee based upon gross revenue. The members are personally liable for income taxes on their respective shares of the Company's income.

Uncertain Tax Positions

In accordance with FASB ASC 470-10, the Company undergoes an annual analysis of its various tax positions, assessing the likelihood of those positions being upheld upon examination with relevant tax authorities, as defined by FASB ASC 470-10. At December 31, 2012, the Company had no tax positions that would not be held up under examination.

The Company is no longer subject to Federal tax examinations by tax authorities for years before 2010 and state examinations for years before 2009.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition

In general, revenue is recognized when the service is performed. Some advisory fees are contingent upon the success of a contemplated transaction. Such fees are recognized when the contingency is met.

Cash Flows

For the purpose of the statement of cash flows, the Company considers cash equivalents to include cash and short term money market mutual funds.

Estimates

Generally accepted accounting principles require that the financial statements include estimates by management in the valuation of certain assets and liabilities. Management estimates the useful lives of property and equipment, the allowance for doubtful accounts and the value of its investment.in a private company. Management uses its historical records and knowledge of its business in making these estimates. Actual results could differ from those estimates applied in the preparation of the financial statements.

Fair Value of Financial Instruments

The Company has adopted guidance issued by the FASB that defines fair value, establishes a framework for measuring fair value in accordance with existing generally accepted accounting principles, and expands disclosures about fair value measurements. Assets and liabilities recorded at fair value in the statement of financial condition are categorized based upon the level of judgment associated with the inputs used to measure their fair value. The categories are as follows:

Level Input	Input Definition
Level I	Inputs are unadjusted, quoted prices for identical assets or liabilities in active markets at the measurement date.
Level II	Inputs, other than quoted prices included in Level I, that are observable for the asset or liability through corroboration with market data at the measurement date.
Level III	Unobservable inputs that reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date.

The following table summarizes fair value measurements by level at December 31, 2012 for assets and liabilities measured at fair value on a recurring basis:

	Level I	Level II	Level III	Total
Investment in private company	$ -	$ -	$ 50,000	$ 50,000

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair Value of Financial Instruments (Continued)

The Company invests in a private company, which does not have a quoted market price and is therefore classified as Level III. The Company purchased the investment at its fair value at the date of acquisition. Management reviews the financial results of the operating activities of the private company annually. Management has determined that the financial results have been consistent and the Company's portion of equity in the private company has not significantly changed. Therefore, the investment continues to be recorded at cost, which approximates fair market value, at December 31, 2012.

The following table summarizes our fair value measurements using significant Level III inputs, and changes therein, for the year ended December 31, 2012:

Balance as of December 31, 2011	$ 50,000
Transfers in (out) of Level III	-
Net purchases (sales)	-
Net unrealized gains (losses)	-
Net realized gains (losses)	-
Balance as of December 31, 2012	$ 50,000

The Company's financial instruments, including accounts receivable, accounts payable and accrued expenses are carried at cost, which approximates their fair value, due to the relatively short maturity of these instruments.

2. COMMITMENTS AND CONTINGENCIES

Operating Lease

The Company leases its office space on a month to month basis. The current terms are for a fixed rent of $2,500 per month and either the landlord or the tenant may cancel at any point with sixty days advance notice.

Total rent expense for the year ended December 31, 2012, with respect to this lease, totaled $27,500.

Legal Matters

No legal proceedings have arisen that in the opinion of management would have a material adverse impact on the financial position or results of operations of the Company.

3. NET CAPITAL

Pursuant to Rule 15c3-1 of the Securities and Exchange Commission ("SEC"), the Company was required to maintain net capital of not less than $5,000 at December 31, 2012. The net capital of the Company at December 31, 2012 amounted to $52,785.

4. EXEMPTION FROM THE REQUIREMENT INCLUDING THE EXEMPTIVE PROVISION

The Company neither clears securities accounts for customers nor performs custodial functions relating to customers' securities. The Company is exempt from computing the reserve requirement for the year ended December 31, 2012 under SEC Rule 15c3-3 and is also exempt from the provisions of the Possession or Control provision under SEC Rule 15c3-3(k)(2)(i).

5. CONCENTRATIONS

The Company maintains its cash at financial institutions which may, at times, exceed federally insured limits. Historically, the Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents. There was no uninsured cash at December 31, 2012.

Customers

During the year ended December 31, 2012, the Company generated approximately 92% of its revenue from four clients.

6. SUBSEQUENT EVENTS

The Company has evaluated events occurring after the date of the accompanying statement of financial condition through February 14, 2013, the date the financial statements were available to be issued. The Company did not identify any material subsequent events requiring adjustment to or disclosure in the accompanying financial statements.

Kerlin Capital Group, LLC
Schedule I - Computation of
Net Capital Under Rule 15c3-1
December 31, 2012

Net Capital		
Total members' equity	$	159,979
Deduct members' equity not allowable for new capital		-
Total members' equity qualified for net capital		159,979
Add:		
Subordinated borrowings allowable in computation of net capital		-
Other (deductions) or allowable credits-deferred income tax payable		-
Total capital and allowable subordinated borrowings		159,979
Deductions and/or charges:		
Nonallowable assets:		
Securities not readily marketable		-
Exchange memberships		-
Furniture, equipment, and leasehold improvements, net		48,811
Other Assets		58,363
Additional charges for customers' and noncustomers' security accounts		-
Additional charges for customers' and noncustomers' commodity accounts		-
Aged fails-to-deliver		-
Aged short security differences		-
Secured demand note deficiency		-
Commodity futures contracts and spot commodities/proprietary capital charges		-
Other deductions and/or charges		-
Net capital before haircuts on securities positions (tentative net capital)		52,805
Haircuts on securities		
Contractual securities commitments		-
Securities collateralizing secured demand notes		-
Trading and investment securities		-
Bankers' acceptances, certificates of deposit, and commercial paper		-
U.S. and Canadian government obligations		-
State and municipal government obligations		-
Corporate obligations		-
Stocks and warrants		-
Options		-
Other securities		20
Undue concentrations		-
Net Capital	$	52,785

See Independent Auditors' Report

Kerlin Capital Group, LLC
Schedule II - Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2012

Aggregate indebtedness	
Items included in statement of financial condition:	
Short-term bank loans (secured by customer's securities)	$ -
Drafts Payable	-
Payable to brokers and dealers	-
Payable to clearing broker	-
Payable to customers	-
Other accounts payable and accrued expenses	7,506
Items not included in statement of financial condition:	-
Market value of securities borrowed for which no equivalent value is paid or credited	-
Other unrecorded amounts	-
Total aggregate indebtedness	$ 7,506
Computation of basic net capital requirement	
Minimum net capital required:	
Company	-
Broker-dealer subsidiary	-
Total	$ -
Excess net capital at 1,500 percent	$ 47,785
Excess net capital at 1,000 percent	$ 46,785
Ratio: Aggregate indebtedness to net capital	.1423 to 1

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited part II of Form X-17A-5 as of December 31, 2012.

See Independent Auditors' Report

Kerlin Capital Group, LLC

Agreed-Upon Procedures

December 31, 2012

Kerlin Capital Group, LLC

INDEX TO FINANCIAL STATEMENTS

LHMP Lucas, Horsfall, Murphy & Pindroh, LLP
Certified Public Accountants and Business Advisors

REPORT OF INDEPENDENT ACCOUNTANTS

To the Members'
Kerlin Capital Group, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated in the attached Appendix A with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2012, which were agreed to by Kerlin Capital Group, LLC (a California limited liability company) (the "Company") and the Securities and Exchange Commission, Financial industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants, The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described in the attached Appendix A either for the purpose for which this report has been requested or for any other purpose.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Lucas, Horsfall, Murphy & Pindroh, LLP

Pasadena, California
February 14, 2013

Kerlin Capital Group, LLC
Appendix A

SUMMARY OF PROCEDURES AND FINDINGS

1. Compare the listed assessment payments in Form SIPC-7T with respective cash disbursement record entries.

Findings: We reviewed the Company's general ledger, a copy of cancelled check number 10468 for $150.00 and a copy of the August, 2012 bank statement when the check cleared the bank, supporting the assessment payment. We noted no differences in the listed assessment payment in Form SIPC-7T with the respective cash disbursement record entries.

2. Compare the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, with the amounts reported in Form SIPC-7T for the year ended December 31, 2012.

Findings: We compared the amounts reported in Form SIPC-7T to the audited Form X- 1 7 A-5 for the year ended December 31, 2012, noting no differences.

3. Compare any adjustments reported in Form SIPC-7T with supporting schedules and working papers.

Findings: The Company had an adjustment of $1,514,042 in other revenues not related either directly or indirectly to the securities business. We obtained the 2012 Revenues by Client and Services Provided schedule and noted no differences to the adjustment amount in Form SIPC-7T.

4. Prove the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments.

Findings: We proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments, including the 2012 Revenues by Client and Services Provided schedule, by footing and recalculating the schedules, noting no differences.

5. Compare the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed (if applicable).

Findings: There were no overpayments applied to the current assessment, as such, this step was not applicable to our agreed-upon procedures.

LHMP Lucas, Horsfall, Murphy & Pindroh, LLP
Certified Public Accountants and Business Advisors

February 14, 2013

To Whom It May Concern:

Re: Kerlin Capital Group, LLC

We are the auditors for Kerlin Capital Group, LLC and we performed the 2012 annual audit.

This letter is to confirm that the Company does not hold customer funds and does not clear customer transactions, and therefore, the Company is exempt under SEC Rule 15c3-3(k)(2)(i) Computation of Reserve Requirements and Information Relating to Possession or Control Requirements.

Should you have any questions, please do not hesitate to contact us.

Very Truly Yours,

Lucas, Horsfall, Murphy & Pindroh, LLP

Lucas, Horsfall, Murphy, & Pindroh, LLP

100 East Corson Street, Suite 200, Pasadena, CA 91103-3841, Telephone 626.744.5100, Facsimile 626.744.5110
MSI Global Alliance of Independent Legal & Accounting Firm
http://www.lhmp.com